April 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Esq.

Re:	Ocean Power Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-209517)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ocean Power Technologies, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-209517) (the “Registration Statement”), be declared effective at 4:30 p.m., Washington, D.C. time, on April 26, 2016, or as soon thereafter as practicable.

In connection with the acceleration of the declaration of effectiveness of the Registration Statement, the Company hereby acknowledges that:

●

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement; and

●

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate it if you would please orally confirm the effectiveness of the registration statement as soon as practicable following effectiveness by calling Ellen Grady of Cozen O’Connor, counsel to the Company, at (215) 665-5583.

Sincerely,

OCEAN POWER TECHNOLOGIES, INC.

/s/ Mark Featherstone
By: Mark Featherstone
Title: Chief Financial Officer

cc:   Daniel Porco, Esq., U.S. Securities and Exchange Commission

Jennifer Lopez, Esq., U.S. Securities and Exchange Commission

Ellen C. Grady, Esq., Cozen O'Connor

1590 Reed Road

Pennington, New Jersey 08534
Tel: 609-730-0400 *Fax: 609-730-0404